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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number 0-19803
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                          NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:        March 31, 1996
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

       This notification relates to all Items within the Form 10-Q
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                        PART I.  REGISTRANT INFORMATION

Full name of registrant  ALLEGIANT PHYSICIAN SERVICES, INC.
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Former name if applicable
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Address of principal executive office     500 Northridge Road, Suite 500
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City, State and Zip Code                  Atlanta, Georgia 30350
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                       PART II.  RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                             PART III.  NARRATIVE

Due to the timing of certain transactions and events, the Company is not able to timely file its Form 10-Q for the period ending March 31, 1996 without unreasonable effort or expense. In the fourth quarter of 1995 the Company consummated the transaction to sale its discontinued operations and, also, signed a letter of intent to sale its anesthesia contract business. The Company, along with its independent auditors, has exhausted an enormous amount of resources and time on these events and activities, and expects to file all required reports within a short period of time.



                          PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Timothy L. Powers                (404)             643-5633
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              (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

Annual Report on Form 10K for the year ended December 31, 1995.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

The company anticipates reporting a loss from continuing operations for the first quarter ended March 31, 1996 of approximately $2.1 million compared to income of $487,000 for the first quarter of 1995. The difference is mainly attributable to a reduction in case volume from anesthesia contracts and an increase in interest expense from increased borrowings. The decrease in case volume is the result of both a decrease in the number of anesthesia contracts and a decrease in the number of cases from continuing contracts.






                                  ALLEGIANT PHYSICIAN SERVICES, INC.
                                 ----------------------------------
                                (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   May 15, 1996                     By  /s/  Timothy L. Powers
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                                            Timothy L. Powers
                                            Executive Vice President and
                                            Chief Financial Officer